Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018 (our "2017 Form 20-F"). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this Report on Form 6-K, and those listed in our 2017 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of our 2017 Form 20-F.

A.	Operating Results

Overview

Since our inception in 1997, we have completed 47 projects with total GFA of 7,096,016 square meters. As of June 30, 2018, we had 40 projects in 14 cities in China and the United States with estimated total GFA of 8,408,556 square meters under construction and planning, of which 23 projects with estimated total GFA of 3,231,462 square meters were under construction. As of December 31, 2015, we sold all of the certain land parcels in Reno, Nevada and condominium units in Irvine, California. In December 31, 2014, we completed our acquisition of a Malaysian company, which owns offshore landfill reclamation rights for a total area of 170 acres (approximately 687,966 square meters). In January 2016, we acquired a parcel of land in midtown Manhattan, NY, USA with GFA of approximately 10,235 square meters. In August 2016, we acquired another parcel of land in the Flushing neighborhood of Queens, New York with GFA of approximately 30,112 square meters. On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. The Madison Project site extends to 0.38 hectares (or approximately 0.94 acres) and is located adjacent to Canary Wharf, one of Europe's largest commercial centers. The planning permission granted in March 2015 accommodates the development of a 53-story building comprised of 423 residential apartments, including 319 private apartments and 104 affordable apartments, with approximately 425 square meters of community facilities. Construction is currently underway and completion of the project is expected to occur during for the third quarter of 2020. To date, approximately 40% of the private apartments have been pre-sold and 100% of the affordable apartments have been pre-sold.

Our total revenue, derived primarily from sales of residential real estate, has decreased from US$768.9 million in the first six months of 2017 to US$529.9 million in the first six months of 2018. Our net income attributable to our shareholders was US$16.5 million and negative US$17.2 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land, direct negotiation and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, to demolish and re-settle and to commence construction quickly.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	Economic growth and demand for residential property in China and since 2012 in the U.S.;

•	PRC government policies and regulations, including tax guidelines and lending policies for the real estate sector;

•	Location, number and type of our property developments;

•	Availability and cost of financing;

•	Acquisition of quality land use rights or title to quality properties in our target markets;

•	Changes in the price of raw materials and labor costs; and

•	Our execution capability to support business expansion.

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012 in the U.S.

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of June 30, 2018, 97.4% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the State Council in February 2013, which among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property. However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. As we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasingly important to our business and results of operations.

1

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

In connection with the rapid rise in housing prices as the PRC real estate market recovered from the impact of the financial crisis, the general office of the PRC State Council issued the Circular of the General Office of the State Council on Accelerating the Stable and Smooth Development of Real Estate Market on January 7, 2010, which aimed to control the rapid increase in housing prices and cool down the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price, and that real estate developers who have received approval to sell property must commence sales within the mandated period at the price they have publicly announced. The circular also asked local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the People's Bank of China (“PBOC”) and the China Bank Regulatory Commission (“CBRC”) to tighten the supervision of bank lending to the real estate sector.

The General Office of the PRC State Council implemented the Circular on Issues Relevant to Improving the Regulation and control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property utilizing mortgage financing, the down payment must be at least 60% of the purchase price, and the interest rate for the mortgage on the second residential household property must be at least 1.1 times the benchmark interest rate; and in February 2016, the minimum down payment for a second residential household property with unsettled loans decreased to 30% of the purchase price; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already implemented their own policies on limiting the purchase of residential properties must bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

In accordance with the Notice of the MOHURD and the SAFE on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals implemented on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

On February 26, 2013, the General Office of the PRC State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market, which, among others, provided the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; and (iii) the gains generated from the sale of a self-owned property will be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

On October 9, 2014, the MOHURD, the MOF, and the PBOC jointly issued the Notice of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund, which specifies that employees who make their payments of housing fund for consecutive 6 months may apply for individual housing loan through housing fund, and local authorities may raise the amount that one can apply for under certain conditions.

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, promulgated Circular 122 which, among other things, allows the branches and representative offices of foreign enterprises established in China (except enterprises that are approved to conduct real estate business in China), and foreign individuals who work or study in China to purchase commodity houses for the purposes of self-use or self-living.

2

On March 7, 2016, during the National People’s Congress and the Chinese Political Consultative Conference, the All-China Federation of Industry and Commerce made a proposal concerning propelling relief of real estate inventory. The proposal includes suggestions such as introducing real estate trusts and using individual income tax to charge against interest of housing loans among other things.

We believe that it is in the PRC government’s interest to stabilize the market and to encourage the urbanization process and that increases of disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance or that a real estate bubble will not develop despite government efforts to discourage such development.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchases of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. On September 29, 2014, the PBOC and CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment percentage is 30% for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be determined by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid up the loan that financed the acquisition their first house who apply again to for a loan to finance the purchase of an ordinary commodity house for the purpose of improving their living conditions, the loan policies for the first house shall apply. In light of the weakening in the property market in China, however, the PBOC, the MOHURD and the CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies on March 30, 2015, which came into effect on March 31, 2015, as a measure to shore up the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

On August 27, 2015, the MOHURD, the MOF and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans. The circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On September 24, 2015, PBOC and CRBC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio will be 25% or higher for the first home buyers who use the commercial individual housing loans.

On February 1, 2016, the PBOC and the CRBC jointly issued Circular of the People’s Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, will be 25% for the first home buyers who use the commercial individual housing loans common, and the said percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchase to improve their living conditions and use commercial individual housing loans, the minimum down payment ratio will be at least 30%.

The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations, and we cannot guarantee that our operations will not be adversely affected by future government policies.

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen demand. For example, the required holding period for avoidance of business tax on capital gains on sale of real estate was recently reduced from five years to two years with the promulgation of Circular 39 on March 30, 2015 in an effort to stimulate the weakening property market in China.

3

On February 17, 2016, the MOF, the SAT and the MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding the deed tax, the Circular provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer’s spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding the business tax, the Circular provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years, the business tax is exempted. However, the Circular specifies that the polices regarding deed tax and business tax policies do not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply.

On March 24 2016, the MOF and SAT jointly issued Notice regarding the final stage of the VAT pilot arrangements (Circular 36) which sets out the detailed implementation rules for the nationwide VAT pilot reform effective from May 1 2016. According to Circular 36, for any individual who sells his/her housing purchased and owned less than two years, full VAT at 5% should be levied; for any individual who sells his/her housing purchased and owned not less than two years, the VAT can be exempted. The aforesaid VAT regulations do not apply to Beijing, Shanghai, Guangzhou and Shenzhen. For any individual who sells his/her housing located in Beijing, Shanghai, Guangzhou and Shenzhen, the VAT at 5% in respect of the full amount of the sales income should be levied if the housing is purchased and owned for less than two years; the VAT can be exempted if the housing is ordinary housing and is purchased and owned for not less than two years; if the housing is unordinary housing and is purchased and owned for not less than two years, the purchasing price can be deducted from the sales income while calculating taxable income for VAT perspective.

Furthermore MOF and State Administration of Taxation jointly implemented the Circular on Issues concerning the Taxation Basis for Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax after the Pilot Collection of Value-Added Tax in Lieu of Business Tax on April 25, 2016 which deducts VAT from the taxation basis of Deed Tax, House Property Tax, Land Value-added Tax and Individual Income Tax.

Location, number and type of our property developments

The amount of revenue we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period under the percentage of completion method depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we can develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle-sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle-sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20% for large commercial banks and 16.5% for small and middle-sized financial institutions. As of February 4, 2015, the PBOC reduced the reserve requirement ratio by 0.5% to 19.5% for large commercial banks and to 16% for small and middle-sized financial institutions. On April 19, 2015, the PBOC further reduced the reserve requirement ratio for large commercial banks by 1% to 18.5%, and small and middle-sized financial institutions by 1% to 15% to free up more credit in China, effective from April 20, 2015. On February 29, 2016, the PBOC further reduced the reserve requirement ratio for large commercial banks by 0.5% to 16.5%, and small and middle-sized financial institutions by 0.5% to 13% in order to free up more credit in China, effective from March 1, 2016. On April 17, 2018, the PBOC further reduced the reserve requirement ratio for large commercial banks by 1% to 15.5%, to free up more credit in China, effective from April 25, 2018. Notwithstanding the recent reduction in the reserve requirement amount, any future increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time.

4

In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of a 3-year term guaranteed senior secured note (the “Guaranteed Senior Secured Note”) which bore interest at 15.6% per annum. The Guaranteed Senior Secured Note was paid in full prior to its maturity on April 15, 2013. In May 2013, we issued US$200 million aggregate principal amount of our 13.25% Senior Notes (the “May 2018 Senior Secured Notes”) which bear interest at a rate of 13.25%, which was subsequently redeemed early in October 2016 for an aggregate payment of US$206,237,340 with loss on extinguishment of debt of US$12,123,750 (see “Loss on extinguishment of debt” below). We issued and sold the 5% Convertible Note in the aggregate principal amount of US$75,761,009, which was subsequently redeemed early in November 2014 on negotiated terms for an aggregate payment of US$86,272,849 with loss on extinguishment of debt of US$9,848,931. We also issued US$200 million aggregate principal amount of our 13% Senior Notes (the “June 2019 Senior Secured Notes”) which bear interest at 13% per annum, which was subsequently redeemed early in July 2017 for an aggregate payment of for an aggregate payment of US$215,456,000 (see “Loss on extinguishment of debt” below). In 2016, we issued US$300 million aggregate principal amount of our August 2019 Secured Notes which bear interest at 8.125% per annum. In 2017, we issued US$300 million aggregate principal amount of our February 2021 Senior Secured Notes which bear interest at 7.75% per annum and US$300 million aggregate principal amount of our November 2020 Senior Secured Notes which bear interest at 8.875% per annum. In March 2018, we issued US$200 million aggregate principal amount of our March 2020 Senior Secured Notes which bear interest at 9.875% per annum.

Since 2013, we have also obtained borrowings from trust companies, with interest rates up to 12.50%. In 2014 and 2015, we also obtained borrowings from non-controlling shareholders of certain of our subsidiaries with interest rates up to 12% and 11%, respectively. On December 28, 2015, Xinyuan China issued its first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. On January 27, 2016, Xinyuan China issued a second tranche of onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company’s announcement of whether it intends to increase the interest rate. On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017. On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$173 million) due on April 7, 2020 (the “2017 Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018. Upon the first anniversary of the issuance of the New Tranche and 2017 Tranche, respectively, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Therefore, the entire amount of the New Tranche and 2017 Tranche, respectively, has been classified as current liabilities for the periods presented. On August 15, 2017, Xinyuan China adjusted the annual interest rate of the New Tranche Bonds to 8.2% from 7.5%. The annual interest rate of the 2017 Tranche Bonds remained unchanged, at 8.2%.

Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We also utilize a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe will improve our chances of successfully acquiring desired land. Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. Land use rights costs, including auction price and taxes, constituted 36.4% and 41.1% of our cost of revenue for the six months ended June 30, 2017 and 2018, respectively. During June 30, 2018, we incurred an aggregate of US$496.8 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model.

5

We acquire our developments sites or land held for sale in the United States generally through off-market transactions, including resales and distressed sales. During 2018, we did not purchase any new property in the United States.

On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for flexible payments, subject to changes in certain cases, such as design changes during construction, changes in government-suggested steel prices, cement prices, as well as labor costs. Any increase in labor costs or other costs which may result in adjustments in payments under our construction contracts could result in an increase in our construction costs. In addition, the increase in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which could increase our construction costs. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities, including Beijing, Shanghai, Tianjin, Xingyang in Henan Province, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan and Qingdao in Shandong Province, Sanya in Hainan Province, Changsha in Hunan Province, Xi’an in Shaanxi Province, Suzhou, Kunshan and Xuzhou in Jiangsu Province and Zhuhai in Guangdong Province. We plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, we have expanded into the U.S. market. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total areas of 170 acres (approximately 687,966 square meters). On March 21, 2018, we acquired from ED Group, a 50% equity stake in MDL, the developer of the Madison Project, via our wholly-owned subsidiary Xinyuan International (HK) Property Investment Co., Limited for a total consideration of GBP29.5 million equivalent to US$41.4 million. We have no development experience in Malaysia and England, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

Operating Results

Revenues

We derive our revenues mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate related services that we provide to residents and purchasers of our residential units.

6

	Six Months Ended June 30,
	2017		2018
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Real estate sales	746,338	97.1	488,573	92.2
Real estate leasing	4,593	0.6	5,148	1.0
Real Estate Management Services income	16,794	2.2	32,883	6.2
Other revenue	1,153	0.1	3,325	0.6
Total revenues	768,878	100.0	529,929	100.0

The impact of foreign exchange rate variances on the reported revenues in U.S. dollars was a favorable 7.3% for the six months ended June 30, 2018, compared to an unfavorable 5.2% for the six months ended June 30, 2017. These variances were due to the appreciation of the RMB versus the U.S. dollar during the six months ended June 30, 2018 as compared to the depreciation of the RMB versus the U.S. dollar during the six months ended June 30, 2017.

Real Estate Sales

Real estate sales mainly represent revenues from the sales of residential properties we develop. Throughout this Report on Form 6-K, real estate sales are stated at net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$6.7 million and US$5.1 million for the six months ended June 30, 2017 and 2018, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5% or 11%. Beginning May 1, 2018, the rates of value added tax levied on the relevant contracted sales value at the rate of 5% or 10%.

For the six months ended June 30, 2017, we recognized all our real estate sales revenues in China under the percentage of completion method (“POC”). On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers (“ASC 606”) issued by the Financial Accounting Standards Board. The Company adopted the guidance using the modified retrospective approach for the six months ended June 30, 2018. Under the new revenue recognition standards, revenue from domestic real estate sales under the previous contract terms, which used to be recognized over time under POC method, was not recognized until title is transferred when the Company does not have the enforceable right to payment, therefore, the revenue, cost and retained earnings decreased; on the other hand, the balance of real estate properties under development and customer deposits increased. For the six months ended June 30, 2017 and 2018, all the revenues related to projects in the U.S. were recognized until title is transferred.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including a retail property, parking facilities, kindergartens, elementary schools and clubhouses in a number of our developments.

Real Estate Management Services

Real Estate management services income is recognized ratably as services are provided over the term of the property management agreements.

Other Revenue

Other revenue consists primarily of fees received for landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

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Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the period indicated.

	Six Months Ended June 30,
	2017		2018
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Costs of real estate sales
Land use rights costs	217,886	36.4	156,631	41.0
Construction costs	360,998	60.3	196,503	51.5
Total costs of real estate sales	578,884	96.7	353,134	92.5

Costs of real estate leasing	4,454	0.7	6,501	1.7
Cost of real estate management services	13,150	2.2	19,407	5.1
Other costs	1,901	0.4	2,804	0.7
Total costs of revenues	598,389	100.0	381,846	100.0

Cost of Real Estate Sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

Land use rights costs. Land use rights costs include the amount we pay to acquire land use rights for our property development sites in China, plus taxes, and the amount we pay to acquire land for our property development in the U.S., plus taxes. We acquire our development sites in the PRC mainly by auctions of government land, direct negotiation and acquisition of land-owning entities. We acquired our development sites or land held for sale in the U.S. generally through off-market transactions, including resale and distressed sales. Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$61.9 million and US$37.6 million for the six months ended June 30, 2017 and June 30, 2018, respectively.

Future losses and impairment charges

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between pre-sale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by us, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

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Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “-Critical Accounting Policies” for our policy on impairment of long-lived assets.

For the six months ended June 30, 2017 and June 30, 2018, we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale or held for lease.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are 20-60 years.

Cost of Real Estate Management Services

Our cost of real estate management services consists of employee salaries, maintenance water and electricity charges.

Other Costs

Other costs represent costs incurred in connection with the landscaping and computer network engineering services and other real estate-related services that we provide to residents and purchasers of our residential units.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	sales and marketing staff costs, which consist primarily of salaries, welfares and sales commissions;

•	agency commissions of approximately 1.0% of contracted sales on outsourced project sales; and

•	other related expenses.

As of June 30, 2018, we employed 103 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

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Interest Expenses

Interest expense includes interest payments on (i) US$300 million principal amount of our August 2019 Senior Secured Notes, US$300 million principal amount of our February 2021 Senior Secured Notes, US$300 million principal amount of our November 2020 Senior Secured Notes, US$200 million principal amount of our March 2020 Senior Secured Notes, US$338 million principal amount of our public onshore bonds, US$216 million principal amount of our non-public onshore bonds, and US$77 million principal amount from loans from non-controlling shareholders of certain of our subsidiaries, (ii) amortization of debt issuance cost, and (iii) interest expense on capital leases.

Except for an aggregate principal amount of US$196.1 million US$ denominated borrowing (US$113.5 million US$ denominated borrowings from The Bank of East Asia, US$59.5 million US$ denominated borrowings from Kent EB-5 LLC and US$23.1 million US$ denominated borrowings from Bank of the Ozarks), all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our Senior Secured Notes (see below) are also denominated in US$. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. As of June 30, 2018, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 9.8% per annum. The above-mentioned The Bank of East Asia borrowings from oversea branches of PRC banks are secured by RMB deposits in PRC banks’ local branches and bear interest rates ranging from 1.1% plus 3 months LIBOR to 1.25% plus 3 months LIBOR. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2017 and June 30, 2018 was 7.67% and 6.55%.

The August 2019 Senior Secured Notes in the principal amount of US$300 million bear interest at the fixed rate of 8.125% per annum. The February 2021 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 7.75% per annum. The November 2020 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 8.875% per annum. The March 2020 Senior Secured Notes in the principal amount of US$300 million bear interest at a fixed rate of 9.875% per annum. The loans from non-controlling shareholders of certain of our subsidiaries amount to US$77.0 million and bear interest at rates of up to 8.5% per annum.

For the six months ended June 30, 2018, out of US$135.9 million total interest expenses incurred, US$54.5 million was charged to current year Statement of Comprehensive Income since the interest that was charged did not qualify for capitalization under U.S. GAAP.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Six Months Ended June 30,
	2017	2018
	US$	US$
Income before taxes	68,719,804	5,170,714
Provision for taxes	40,525,242	27,187,471
Effective tax rate	59.0%	525.8%

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For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Unrecognized Tax Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. For our subsidiaries located in various cities, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments except in 2009 and 2010 when, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. In addition, the local tax authority of Zhengzhou city approved the application of the deemed profit method for the CIT settlement of Zhengzhou Modern City project in 2013. We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10, Income Tax (“ASC 740-10”), which has a balance of US$31.2 million and US$31.2 million as of December 31, 2017 and June 30, 2018 respectively. The current year movement in ASC 740-10 liability was nil.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax (“LAT”), which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption. Whether a property qualifies for the ordinary residential property exemption is determined by the local government taking into consideration the property’s plot ratio, aggregate GFA and sales price.

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2016. The statute of limitation lapsed as of May 30, 2017 and therefore, there was no related contingency as of June 30, 2018.

We have recorded a provision for LAT on the remaining projects completed since the date of incorporation. For the remaining projects, we have also accrued LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We have three share-based compensation plans, our 2007 long-term incentive plan, our 2014 Restricted Stock Unit Plan and our 2015 Incentive Plan. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. The 2007 long-term incentive plan expired on November 1, 2017; no new grants may be made under the plan. As of June 30, 2018, there remained outstanding awards covering 401,544 shares, which awards were granted prior to the expiration of the plan. . Under our 2014 Restricted Stock Unit Plan, we have granted 9,282,652 restricted common shares to employees and directors that vest ratably over a three-year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of June 30, 2018, 14,865,808 shares remained eligible for future grants under the plan.

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We charged compensation cost of US$2.3 million and US$1.9 million, respectively, as of June 30, 2017 and June 30, 2018 in the general and administrative expenses.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Six Months Ended June 30,
	2017		2018
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	768,878	100.0	529,929	100.0
Cost of revenue	(598,389)	(77.8)	(381,846)	(72.1)

Gross profit	170,489	22.2	148,083	27.9
Selling and distribution expenses	(28,559)	(3.7)	(26,309)	(5.0)
General and administrative expenses	(54,840)	(7.1)	(60,481)	(11.4)

Operating income	87,090	11.4	61,293	11.5
Interest income	6,974	0.9	13,450	2.5
Interest expenses	(29,520)	(3.8)	(54,489)	(10.3)
Net realized gain on trading securities	2,845	0.4	1,711	0.3
Unrealized gain/(loss) on trading securities	1,777	0.2	(937)	(0.2)
Exchange loss	(97)	0.0	(10,879)	(2.1)
Other income/(loss)	159	0.0	(830)	(0.2)
Share of loss of an equity investee	(508)	(0.1)	(4,149)	(0.8)
Income from operations before income taxes	68,720	9.0	5,170	0.7
Income taxes	(40,525)	(5.3)	(27,187)	(5.1)
Net income/(loss)	28,195	3.7	(22,017)	(4.4)
Net (income)/loss attributable to non-controlling interest	(11,656)	(1.5)	4,821	0.9
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	16,539	2.2	(17,196)	(3.5)

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Revenue

Revenue decreased by US$239.0 million, or 31.1%, to US$529.9 million for the six months ended June 30, 2018 from US$768.9 million for the six months ended June 30, 2017.

Real estate sales

Revenue from real estate sales decreased by US$257.7 million, or 34.5%, to US$488.6 million for the six months ended June 30, 2018 from US$746.3 million for the six months ended June 30, 2017, mainly because our revenue recognition was delayed due to ASC 606 adoption.

Revenues related to the projects in the U.S. are recognized until title is transferred. For the six months ended June 30, 2017, revenue was recognized in the amount of US$85.1 million for the sale of 55 units in the New York Oosten project. For the six months ended June 30, 2018, revenue was recognized in the amount of US$8.8 million for the sale of 4 units in the New York Oosten project.

Revenue and profit from the sale of development properties was either recognized utilizing the percentage of completion method or the full accrual method for the six months ended June 30, 2017. Under the adoption of ASC 606, revenue and profit from the sale of development properties is either recognized on an “over time” basis or until title was transferred for the six months ended June 30, 2018. The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized for the six months ended June 30, 2017 and 2018. For information regarding revenue recognition method, see “Critical Accounting Policies,” below.

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Project	Total GFA	Percentage Complete as of June 30, (1)		Percentage Sold (2) Accumulated as of June 30,		Revenues Recognized For Six Months Ended June 30,
		2017	2018	2017	2018	2017		2018
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	N/A	97.0	N/A	160,773	—	917,505	0.2
Chengdu Xinyuan Splendid II	217,009	100.0	N/A	99.9	N/A	—	—	—	—
Chengdu Thriving Family	203,379	96.5	N/A	41.8	N/A	27,154,494	3.7	36,365,060	7.4
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	N/A	99.5	N/A	—	—	—	—
Suzhou Lake Splendid	198,113	100.0	N/A	100.0	N/A	—	—	—	—
Suzhou Colorful Garden	81,648	100.0	N/A	100.0	N/A	—	—	—	—
Suzhou Xin City	127,291	100.0	N/A	100.0	N/A	22,319	—	(28,275)	—
Suzhou Lake Royal Palace	169,664	99.6	N/A	85.2	N/A	18,777,784	2.5	8,257,618	1.7
Kunshan International City Garden Phase II	497,939	100.0	N/A	99.7	N/A	(440,471)	(0.1)	—	—
Kunshan Royal Palace	280,594	95.2	N/A	92.3	N/A	22,190,732	3.0	33,804,092	6.9
Kunshan Xindo Park	89,002	68.7	N/A	48.5	N/A	32,600,227	4.4	103,925,097	21.3
Xuzhou Colorful Garden	101,762	100.0	N/A	99.5	N/A	—	—	—	—
Xuzhou Colorful City	130,687	83.4	N/A	59.7	N/A	10,502,342	1.4	7,832	—
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	N/A	100.0	N/A	—	—	—	—
Jinan International City Garden	263,771	100.0	N/A	99.6	N/A	—	—	—	—
Jinan Xinyuan Splendid	572,347	99.5	N/A	99.1	N/A	1,446,911	0.2	64,710	—
Shandong Royal Palace	449,486	76.2	N/A	47.3	N/A	50,901,565	6.8	5,388,736	1.1
Jinan Xin Central	194,411	82.2	N/A	55.1	N/A	37,185,479	5.0	33,885,891	6.9
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,781	100.0	N/A	100.0	N/A	—	—	(50,202)	—
Zhengzhou Finance Square	67,225	100.0	N/A	100.0	N/A	—	—	—	—
Zhengzhou Modern City	232,012	100.0	N/A	100.0	N/A	39,995	—	(274,648)	(0.1)
Zhengzhou Royal Palace	135,995	100.0	N/A	100.0	N/A	14,089	—	—	—
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	N/A	100.0	N/A	—	—	—	—
Zhengzhou Yipin Xiangshan Phase II	199,916	100.0	N/A	99.9	N/A	(5,982)	—	—	—
Zhengzhou Century East A	76,579	100.0	N/A	99.6	N/A	271,203	—	670	—
Zhengzhou Century East B	166,288	100.0	N/A	99.6	N/A	4,843,685	0.7	9,408	—
Zhengzhou Xin City	211,076	98.2	N/A	91.3	N/A	3,645,105	0.5	671,156	0.1
Henan Thriving Family	131,508	96.7	N/A	82.5	N/A	5,174,828	0.7	537,874	0.1
Henan Xin Central I	262,208	75.7	N/A	70.3	N/A	22,708,926	3.0	17,371,376	3.6
Xingyang Splendid I	117,352	75.7	N/A	75.0	N/A	3,556,397	0.5	670,090	0.1
Xingyang Splendid II	137,293	58.6	N/A	46.5	N/A	9,903,546	1.3	837,967	0.2
Xingyang Splendid III	121,145	33.7	N/A	11.6	N/A	4,783,272	0.6	—	—
Zhengzhou Xindo Park	144,432	84.5	N/A	58.0	N/A	35,756,107	4.8	18,894,680	3.8
Zhengzhou Fancy City I	166,685	67.0	N/A	77.3	N/A	16,151,422	2.2	15,397,919	3.2
Zhengzhou International New City I	360,477	39.1	N/A	68.5	N/A	140,986,589	18.9	(39,114)	—
Zhengzhou International New City II	176,038	—	N/A	—	N/A	—	—	—	—
Zhengzhou International New City III A	96,018	—	N/A	—	N/A	—	—	—	—
Zhengzhou Fancy City II (South)	84,065	63.3	N/A	77.0	N/A	23,874,668	3.2	(13,199)	—
Zhengzhou Fancy City II (North)	108,458	—	N/A	—	N/A	—	—	—	—
Henan Xin Central II	109,814	53.6	N/A	46.5	N/A	35,717,175	4.8	—	—

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Project	Total GFA	Percentage Complete as of June 30, (1)		Percentage Sold (2) Accumulated as of June 30,		Revenues Recognized For Six Months Ended June 30,
		2017	2018	2017	2018	2017		2018
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Zhengzhou International New City III B	118,780	—	45.4	—	41.5	—	—	45,458,160	9.3
Zhengzhou International New City III D	46,074	—	53.7	—	58.1	—	—	32,077,537	6.6
Zhengzhou Hangmei International Wisdom City I	64,742	—	29.6	—	25.2	—	—	4,841,228	1.0
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	N/A	100.0	N/A	(431)	—	(12)	—
Beijing Segment
Beijing Xindo Park	133,051	99.8	N/A	83.3	N/A	(464,596)	(0.1)	12,492,151	2.6
Changsha Segment
Changsha Xinyuan Splendid	251,652	90.0	N/A	64.5	N/A	45,375,823	6.1	42,393,857	8.7
Sanya Segment
Sanya Yazhou Bay No.1	117,583	86.2	N/A	36.5	N/A	64,342,097	8.6	48,954,403	10.0
Shanghai Segment
Shanghai Royal Palace	57,770	99.3	N/A	62.5	N/A	57,930	—	(9,393)	—
Xi'an Segment
Xi’an Metropolitan	290,555	97.4	N/A	50.9	N/A	23,133,904	3.1	5,985,564	1.2
Tianjin Segment
Tianjin Spring Royal Palace I	139,173	47.7	N/A	29.1	N/A	20,872,027	2.8	1,248,853	0.3
Tianjin Spring Royal Palace II	143,974	—	35.3	—	10.0	—	—	9,712,323	2.0
US Segment
Northern Nevada Land Portfolio	N/A	N/A	N/A	N/A	N/A	—	—	—	—
Lennox Project	N/A	N/A	N/A	N/A	N/A	—	—	—	—
New York Oosten	30,855	N/A	N/A	N/A	N/A	85,098,179	11.4	8,815,926	1.8
Total	9,043,671					746,338,113	100.0	488,572,840	100.0

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

(3)	Percentage of all real estate sales revenues for the financial period, including revenues recognized under the percentage of completion method and under the full accrual method.

(4)	Percentage of all real estate sales revenues for the financial period, including revenues recognized on an “over time” basis and until title was transferred

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the six months ended June 30, 2017 and 2018.

	For Six Months Ended June 30,
	2017			2018
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	169,980	—	—	596,176	—	—
Chengdu Thriving Family	24,441,745	10,800	2,263	17,775,778	5,768	3,082
Total	24,611,725	10,800	2,279	18,371,954	5,768	3,185
Jiangsu region
Suzhou Xin City	(616)	—	—	—	—	—
Suzhou Lake Royal Palace	19,130,698	6,500	2,943	3,339	29	115

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	For Six Months Ended June 30,
	2017			2018
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Kunshan International City Garden	(271,477)	300	(905)	(569)	—	—
Kunshan Royal Palace	25,689,633	7,599	3,381	(412)	—	—
Kunshan Xindo Park	43,309,501	14,999	2,887	23,921,019	9,604	2,491
Xuzhou Colorful Garden	416,673	900	463	—	—	—
Xuzhou Colorful City	9,087,945	4,499	2,020	7,125,914	5,211	1,367
Total	97,362,357	34,797	2,798	31,049,291	14,844	2,092
Shandong region
Jinan International City Garden	(129,850)	304	(427)	—	—	—
Jinan Xinyuan Splendid	950,074	300	3,167	237,063	702	338
Jinan Royal Palace	55,287,136	35,600	1,553	122,081,289	49,919	2,446
Jinan Xin Central	28,376,507	15,099	1,879	46,703,120	22,739	2,054
Total	84,483,867	51,303	1,647	169,021,472	73,360	2,304
Henan region
Zhengzhou Royal Palace	(15,529)	—	—	4,077	—	—
Zhengzhou Modern City	53,145	171	311	7,954	108	74
Zhengzhou Yipin Xiangshan Phase II	(23,725)	—	—	3,848	—	—
Zhengzhou Century East A	286,000	—	—	3,852,641	—	—
Zhengzhou Century East B	5,289,813	—	—	408,958	—	—
Henan Xin City	3,187,839	200	15,939	9,536,650	—	—
Henan Thriving Family	385,260	302	1,276	9,754,577	13,548	720
Henan Xin Central I	12,469,488	4,000	3,117	5,664,237	5,657	1,001
Zhengzhou Xindo Park	35,468,421	36,100	983	556,737	1,128	494
Xingyang Splendid I	6,457,095	6,688	965	616,400	330	1,868
Xingyang Splendid II	20,211,273	24,000	842	428,793	317	1,353
Xingyang Splendid III	15,729,665	15,433	1,019	35,296,655	30,221	1,168
Zhengzhou Fancy City I	13,599,586	3,398	4,002	3,153,190	1,595	1,977
Zhengzhou International New City I	366,264,835	208,431	1,757	56,550,960	8,408	6,726
Zhengzhou Fancy City II (South)	32,149,424	17,600	1,827	8,674,465	3,431	2,528
Henan Xin Central II	68,640,379	42,202	1,626	26,360,100	13,987	1,885
Zhengzhou Fancy City II (North)	—	—	—	57,772,556	45,921	1,258
Zhengzhou International New City II	—	—	—	37,794,905	13,472	2,805
Zhengzhou International New City III A	—	—	—	46,813,130	21,829	2,145
Zhengzhou International New City III B	—	—	—	112,834,049	51,330	2,198
Zhengzhou International New City III D	—	—	—	66,492,210	29,644	2,243
Zhengzhou Hangmei International Wisdom City I	—	—	—	18,250,601	16,151	1,130
Total	580,152,969	358,525	1,618	500,827,693	257,077	1,948
Beijing region
Beijing Xindo Park	654,668	302	2,168	11,698,176	1,375	8,508
Changsha region
Changsha Xinyuan Splendid	51,860,137	37,919	1,368	15,426,508	6,442	2,395
Changsha Mulian Royal Palace	—	—	—	51,880,022	31,431	1,651
Total	51,860,137	37,919	1,368	67,306,530	37,873	1,777
Sanya region
Sanya Yazhou Bay No.1	77,721,012	34,338	2,263	161,306,516	45,497	3,545
Shanghai region
Shanghai Royal Palace	1,162,535	—	—	29,264	48	610
Xi’an region
Xi’an Metropolitan	17,519,317	12,600	1,390	11,388,697	11,712	972
Tianjin region
Tianjin Spring Royal Palace I	17,625,187	10,800	1,632	3,255,916	1,290	2,524
Tianjin Spring Royal Palace II	—	—	—	31,026,807	14,121	2,197
Total	17,625,187	10,800	1,632	34,282,723	15,411	2,225
U.S.

15

	For Six Months Ended June 30,
	2017			2018
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
New York Oosten Project	85,098,179	7,388	11,518	8,815,926	735	11,994
Grand Total	1,038,251,953	558,772	1,858	1,014,098,242	463,700	2,187

The total square meters sold decreased to 463,700 square meters for the six months ended June 30, 2018 from 558,772 square meters for the six months ended June 30, 2017. The decrease was mainly due to decreased sales of newly launched projects in the first half year of 2018.

The overall aggregate average selling price per square meter for the six months ended June 30, 2018 increased to US$2,187 from US$1,858 for the six months ended June 30, 2017, primarily due to the average selling price of projects with slightly higher GFA sales in the first half year of 2018 is higher.

Chengdu region. The square meters in this region sold for the six months ended June 30, 2018 decreased to 5,768 square meters from 10,800 square meters for the six months ended June 30, 2017, primarily due to decreased sales of Chengdu Thriving Family which was launched in September 2014.

Jiangsu region. The square meters sold for the six months ended June 30, 2018 decreased to 14,844 square meters from 34,797 square meters for the six months ended June 30, 2017, primarily due to decreased sales of Kunshan Xindo Park and Kunshan Royal Palace, for which presales were launched in July 2016 and November 2013, respectively. The average selling price per square meter for the six months ended June 30, 2018 decreased to US$2,092 from US$2,798 for the six months ended June 30, 2017.

Shandong region. The square meters sold for the six months ended June 30, 2018 increased to 73,360 square meters from 51,303 square meters for the six months ended June 30, 2017, primarily due to increased units of sales of Jinan Royal Palace and Jinan Xin Central with higher selling prices, for which presales were launched in June 2014 and May 2015, respectively. The average selling price per square meter for the six months ended June 30, 2018 increased to US$2,304 from US$1,647 for the six months ended June 30, 2017, resulting from increased sales of higher-priced commercial space (as compared to residential space) as a percentage of total sales.

Henan region. The square meters sold for the six months ended June 30, 2018 decreased to 257,077 square meters from 358,525 square meters for the six months ended June 30, 2017, mainly due to decreased sales of Zhengzhou International New City I and Henan Xin Central II, partially offset by newly launched pre-sales of Zhengzhou International New City II and Zhengzhou International New City III. The average selling price per square meter for the six months ended June 30, 2018 increased to US$1,948 from US$1,618 for the six months ended June 30, 2017, which is attributable to the general increase of selling price in Henan market.

Beijing region. The square meters sold for the six months ended June 30, 2018 increased to 1,375 square meters from 302 square meters for the six months ended June 30, 2017. The average selling price per square meter for the six months ended June 30, 2018 increased to US$8,508 from US$2,168 for the six months ended June 30, 2017, resulting from increased sales of higher-priced commercial space (as compared to residential space) as a percentage of total sales.

Changsha region. The square meters sold for the six months ended June 30, 2018 decreased slightly to 37,873 square meters from 37,919 square meters for the six months ended June 30, 2017. The average selling price per square meter for the six months ended June 30, 2018 increased to US$1,777 from US$1,368 for the six months ended June 30, 2017, which is attributable to the general increase of selling price in Changsha market.

Sanya region. The square meters sold for the six months ended June 30, 2018 increased to 45,497 square meters from 34,338 square meters for the six months ended June 30, 2017. The average selling price per square meter for the six months ended June 30, 2018 increased to US$3,545 from US$2,263 for the six months ended June 30, 2017, which is attributable to the general increase of selling price in Sanya market.

Shanghai region. The square meters sold for the six months ended June 30, 2018 increased to 48 square meters from nil square meters for the six months ended June 30, 2017. The average selling price per square meter for the six months ended June 30, 2018 increased to US$610 from nil for the six months ended June 30, 2017. We had sold all the residential as of December 31, 2016. The contracts sales were mainly due to parking lots sales of Shanghai Royal Palace for the six months ended June 30, 2018.

Xi’an region. The square meters sold for the six months ended June 30, 2018 decreased to 11,712 square meters from 12,600 square meters for the six months ended June 30, 2017. The average selling price per square meter for the six months ended June 30, 2018 decreased to US$972 from US$1,390 for the six months ended June 30, 2017.

16

Tianjin region. The square meters sold for the six months ended June 30, 2018 increased to 15,411 square meters from 10,800 square meters for the six months ended June 30, 2017. The average selling price per square meter for the six months ended June 30, 2018 increased to US$2,225 from US$1,632 for the six months ended June 30, 2017, resulting from increased sales of higher-priced residential as a percentage of total sales.

United States region. Total square meters sold for the six months ended June 30, 2018 decreased to 735 square meters from 7,388 square meters for the six months ended June 30, 2017, mainly due to the reduction of saleable units of the New York Oosten Project. The average selling price per square meter for the six months ended June 30, 2018 slightly increased to US$11,994 from US$11,518 for the six months ended June 30, 2017.

Real estate management services

Real estate management services increased by US$16.1 million to US$32.9 million for the six months ended June 30, 2018 from US$16.8 million for the six months ended June 30, 2017.

Real estate leasing

Real estate leasing income increased by US$0.5 million to US$5.1 million for the six months ended June 30, 2018 from US$4.6 million for the six months ended June 30, 2017.

Other revenue

Other revenue increased by US$2.1 million, to US$3.3 million for the six months ended June 30, 2018 from US$1.2 million for the six months ended June 30, 2017.

Cost of revenue

Cost of revenue decreased by US$216.6 million, or 36.2%, to US$381.8 million for the six months ended June 30, 2018 from US$598.4 million for the six months ended June 30, 2017, generally in line with our revenue decreases.

Cost of real estate sales

Cost of real estate sales decreased by US$225.8 million, or 39.0%, to US$353.1 million for the six months ended June 30, 2018 from US$578.9 million for the six months ended June 30, 2017. Total land use rights cost decreased by US$61.3 million, or 28.1%, from US$217.9 million (36.4% of total costs of revenues) for the six months ended June 30, 2017 to US$156.6 million (41.0% of total costs of revenues) for the six months ended June 30, 2018, primarily due to decreased sales of properties. The construction cost, including capitalized interest, decreased by US$164.5 million, or 45.6%, to US$196.5 million for the six months ended June 30, 2018 from US$361.0 million for the six months ended June 30, 2017.

Cost of real estate management services

Cost of real estate management services increased by US$6.2 million, or 47.0%, to US$19.4 million for the six months ended June 30, 2018 from US$13.2 million for the six months ended June 30, 2017.

Cost of real estate leasing

Cost of real estate leasing increased by US$2.0 million, or 44.4%, to US$6.5 million for the six months ended June 30, 2018 from US$4.5 million for the six months ended June 30, 2017.

Other costs

Other costs increased by US$0.9 million, or 47.4%, to US$2.8 million for the six months ended June 30, 2018 from US$1.9 million for the six months ended June 30, 2017.

Gross profit

Gross profit decreased by US$22.4 million, or 13.1%, to US$148.1 million for the six months ended June 30, 2018 from US$170.5 million for the six months ended June 30, 2017. Gross profit margin was 27.9% for the six months ended June 30, 2018 compared to 22.2% for the six months ended June 30, 2017.

17

Selling and distribution expenses

Selling and distribution expenses decreased by US$2.3 million, or 8.0%, to US$26.3 million for the six months ended June 30, 2018 from US$28.6 million for the six months ended June 30, 2017.

General and administrative expenses

General and administrative expenses increased by US$5.7 million, or 10.4%, to US$60.5 million for the six months ended June 30, 2018 from US$54.8 million for the six months ended June 30, 2017. As a percentage of revenue, general and administrative expenses were 11.4% for the six months ended June 30, 2018, compared to 7.1% for the six months ended June 30, 2017.

Interest income

Interest income was US$13.5 million for the six months ended June 30, 2018, compared to US$7.0 million for the six months ended June 30, 2017. The increase in interest income mainly resulted from the increase in the average cash balance.

Interest expense

For the period ended June 30, 2018, out of total interest costs incurred, US$54.5 million was charged to current year Statement of Comprehensive Income, due to non-qualification of U.S. GAAP interest capitalization rule. Total gross interest costs incurred amounted to US$135.9 million for the six months ended June 30, 2018, including US$130.9 million of interest on loans and notes, US$4.2 million of amortization of debt issuance costs and US$0.8 million of amortization of aircraft finance lease related interest.

For the period ended June 30, 2017, out of total interest costs incurred, US$29.5 million was charged to current year Statement of Comprehensive Income, due to non-qualification of U.S. GAAP interest capitalization rule. Total gross interest costs incurred amounted to US$99.7 million for the six months ended June 30, 2017, including US$96.5 million of interest on loans and notes, US$2.3 million of amortization of debt issuance costs and US$0.9 million of amortization of aircraft finance lease related interest.

Exchange loss

For the six months ended June 30, 2017 and 2018, we recorded US$0.1 and US$10.9 million unrealized foreign exchange loss, respectively.

Income taxes

Income taxes decreased by US$13.3 million, to US$27.2 million for the six months ended June 30, 2018 from US$40.5 million for the six months ended June 30, 2017.

Our effective income tax rate (“ETR”) was 525.8% in the first six months of 2018 compared to 59.0% in the first six months of 2017. The ETR was different from the statutory tax rate of 25% due to the effects of the land appreciation tax (“LAT”), the corporate income tax (“CIT”) benefit of LAT, outside basis differences and changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to the increase of non-deductible interest expense, and the significant decrease in profit before tax mainly due to lower gross profit, significantly less interest expense qualifying for capitalization, and a material increase in foreign exchange losses due to the depreciation of the RMB against the US$.

Net income/(loss) attributable to our shareholders

Net income decreased by US$33.7 million to minus US$17.2 million for the six months ended June 30, 2018, from US$16.5 million for the six months ended June 30, 2017.

18

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province, (iv)property developments in Chengdu, Sichuan Province (v) property developments in Beijing, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan Province, (viii) property developments in Shanghai, (ix) property developments in Tianjin, (x) property developments in Xi’an, Shaanxi Province, (xi) property developments in the United States and (xii) “other.” Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	For Six Months Ended June 30,
	2017	2018
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	310,052	140,229
Total cost of revenue	(204,360)	(101,767)
Gross profit	105,692	38,462
Gross margin	34.1%	27.4%
Operating income	81,468	15,946
Jinan, Shandong
Total revenue	90,048	39,520
Total cost of revenue	(74,796)	(31,689)
Gross profit	15,252	7,831
Gross margin	16.9%	19.8%
Operating income	11,917	3,351
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	83,736	146,090
Total cost of revenue	(85,664)	(100,164)
Gross profit	(1,928)	45,926
Gross margin	(2.3)%	31.4%
Operating (loss)/income	(7,202)	39,923
Chengdu, Sichuan
Total revenue	27,328	37,438
Total cost of revenue	(25,417)	(41,570)
Gross profit	1,911	(4,132)
Gross margin	7.0%	(11.0)%
Operating income/(loss)	85	(5,319)
Beijing
Total revenue	(358)	13,694
Total cost of revenue	172	(9,528)
Gross profit	(186)	4,166
Gross margin	52.0%	30.4%
Operating loss	(15,299)	(21,471)
Sanya, Hainan
Total revenue	64,349	49,280
Total cost of revenue	(43,922)	(17,781)
Gross profit	20,427	31,499
Gross margin	31.7%	63.9%
Operating income	14,850	29,126
Changsha, Hunan
Total revenue	45,476	42,566

19

	For Six Months Ended June 30,
	2017	2018
	(US$ in thousands, except for percentages)
Total cost of revenue	(36,779)	(34,510)
Gross profit	8,697	8,056
Gross margin	19.1%	18.9%
Operating income	6,342	1,010
Shanghai
Total revenue	67	323
Total cost of revenue	(1,193)	(140)
Gross profit	(1,126)	183
Gross margin	(1680.6)%	56.7%
Operating (loss)/income	(1,756)	43
Tianjin
Total revenue	20,884	10,992
Total cost of revenue	(12,050)	(8,437)
Gross profit	8,834	2,555
Gross margin	42.3%	23.2%
Operating income	5,528	1,459
Xi’an, Shaanxi
Total revenue	25,017	8,627
Total cost of revenue	(18,935)	(7,640)
Gross profit	6,082	987
Gross margin	24.3%	11.4%
Operating income/(loss)	2,373	(1,521)
US
Total revenue	85,214	9,060
Total cost of revenue	(82,425)	(9,643)
Gross profit	2,789	(583)
Gross margin	3.3%	(6.4)%
Operating loss	(3,589)	(3,520)
Others
Total revenue	17,065	32,110
Total cost of revenue	(13,020)	(18,977)
Gross profit	4,045	13,133
Gross margin	23.7%	40.9%
Operating (loss)/income	(7,627)	2,266

Six Months ended June 30, 2018 Compared to Six Months ended June 30, 2017

Six Months ended June 30, 2018 results reflect the adoption of ASC 606 and may not be directly comparable to prior periods.

Zhengzhou, Henan. Total revenue decreased by US$169.9 million, or 54.8%, from US$310.1 million for the six months ended June 30, 2017 to US$140.2 million for the six months ended June 30, 2018. The gross profit for this region was US$38.5 million in the six months ended June 30, 2018, representing a decrease of US$67.2 million, or 63.6%, as compared to US$105.7 million in the six months ended June 30, 2017. The operating income was US$15.9 million for the six months ended June 30, 2018, representing a decrease of US$65.6 million, or 80.5%, from US$81.5 million in the six months ended June 30, 2017.

Jinan, Shandong. Total revenue decreased by US$50.5 million or 56.1%, from US$90.0 million for the six months ended June 30, 2017 to US$39.5 million for the six months ended June 30, 2018. The gross profit for this region was US$7.8 million for the six months ended June 30, 2018, representing a decrease of US$7.5 million, or 49.0%, as compared to US$15.3 million for the six months ended June 30, 2017. The operating income was US$3.4 million for the six months ended June 30, 2018, representing a decrease of US$8.5 million, or 71.4%, as compared to US$11.9 million for the six months ended June 30, 2017.

20

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue increased by US$62.4 million, or 74.6%, from US$83.7 million for the six months ended June 30, 2017 to US$146.1 million for the six months ended June 30, 2018. The gross profit for the Jiangsu segment was US$45.9 million for the six months ended June 30, 2018, increased by US$47.8 million, or 2,515.8%, from a gross loss of US$1.9 million for the six months ended June 30, 2017. The operating income was US$39.9 million for the six months ended June 30, 2018, an increase of US$47.1 million, or 654.2%, compared to an operating loss of US$7.2 million for the six months ended June 30, 2017.

Chengdu, Sichuan. Total revenue increased by US$10.1 million, or 37.0%, from US$27.3 million for the six months ended June 30, 2017 to US$37.4 million for the six months ended June 30, 2018. The gross loss for the Sichuan segment was US$4.1 million for the six months ended June 30, 2018, a decrease of US$6.0 million, or 315.8%, from a gross profit of US$1.9 million for the six months ended June 30, 2017. The operating loss was US$5.3 million for the six months ended June 30, 2018, a decrease of US$5.4 million, or 5,400.0%, compared to an operating income of US$0.1 million for the six months ended June 30, 2017.

Beijing. Total revenue increased by US$14.1 million, or 3,525.0%, from minus US$0.4 million for the six months ended June 30, 2017 to US$13.6 million for the six months ended June 30, 2018. The gross profit for the Beijing segment was US$4.2 million for the six months ended June 30, 2018, representing an increase by US$4.4 million from a gross loss of US$0.2 million for the six months ended June 30, 2017. The operating loss was US$21.5 million for the six months ended June 30, 2018, an increase of US$6.2 million, or 40.5%, compared to US$15.3 million for the six months ended June 30, 2017.

Sanya, Hainan. Total revenue decreased by US$15.0 million, or 23.3%, from US$64.3 million for the six months ended June 30, 2017 to US$49.3 million for the six months ended June 30, 2018. The gross profit for the Sanya segment was US$31.5 million for the six months ended June 30, 2018, increased by US$11.1 million from US$20.4 million for the six months ended June 30, 2017. The operating income was US$29.1 million for the six months ended June 30, 2018, representing an increase of US$14.2 million, compared to an operating income of US$14.9 million for the six months ended June 30, 2017.

Changsha, Hunan. Total revenue decreased by US$2.9 million, or 6.4%, from US$45.5 million for the six months ended June 30, 2017 to US$42.6 million for the six months ended June 30, 2018. The gross profit for the Changsha segment was US$8.1 million for the six months ended June 30, 2018, decreased by US$0.6 million, or 6.9%, from US$8.7 million for the six months ended June 30, 2017. The operating income was US$1.0 million for the six months ended June 30, 2018, decreased by US$5.3 million, or 84.1%, compared to US$6.3 million for the six months ended June 30, 2017.

Shanghai. Total revenue increased by US$0.2 million, or 200.0%, from US$0.1 million for the six months ended June 30, 2017 to US$0.3 million for the six months ended June 30, 2018. The gross profit for the Shanghai segment was US$0.2 million for the six months ended June 30, 2018, increased by US$1.3 million from a gross loss of US$1.1 million for the six months ended June 30, 2017. The operating income was US$43K for the six months ended June 30, 2018, compared to an operating loss of US$1.8 million for the six months ended June 30, 2017.

Tianjin. Total revenue decreased by US$9.9 million, or 47.4%, from US$20.9 million for the six months ended June 30, 2017 to US$11.0 million for the six months ended June 30, 2018. The gross profit for the Tianjin segment was US$2.6 million for the six months ended June 30, 2018, decreased by US$6.2 million, or 70.5%, from US$8.8 million for the six months ended June 30, 2017. The operating income was US$1.5 million for the six months ended June 30, 2018, decreased by US$4.0 million, or 72.7%, compared to US$5.5 million for the six months ended June 30, 2017.

21

Xi’an, Shaanxi. Total revenue decreased by US$16.4 million, or 65.6%, from US$25.0 million for the six months ended June 30, 2017 to US$8.6 million for the six months ended June 30, 2018. The gross profit for the Xi’an segment was US$1.0 million for the six months ended June 30, 2018, decreased by US$5.1 million, or 83.6%, from US$6.1 million for the six months ended June 30, 2017. The operating loss was US$1.5 million for the six months ended June 30, 2018, compared to an operating income of US$2.4 million for the six months ended June 30, 2017.

The U.S. Total revenue decreased by US$76.1 million, or 89.3%, from US$85.2 million for the six months ended June 30, 2017 to US$9.1 million for the six months ended June 30, 2018. The decrease was primarily due to decrease of the delivery of units in New York Oosten project. This region had a gross loss of US$0.6 million and an operating loss of US$3.5 million in the six months ended June 30, 2018.

Others. Other revenue of US$32.1 million for the six months ended June 30, 2018 consisted of real estate-related services, including property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$13.1 million in the six months ended June 30, 2018, compared to a gross profit of US$4.0 million in the six months ended June 30, 2017.

Status of Projects as of June 30, 2018

The status of each of our projects under construction as of June 30, 2018, is discussed below. Revenue for such projects were either recognized on an "over time" basis or revenue was not recognized until title was transferred.

Xuzhou Colorful City

As of June 30, 2018, the carrying value of this project was US$47.0 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$125.8 million relative to total estimated cost of US$137.9 million. In the period ended June 30, 2018, we had contract sales of US$7.1 million with area sold of 5,211 square meters at an average selling price of US$1,367 per square meter. Sales for this project began in November 2013 and cumulative contract sales through June 30, 2018 were US$189.0 million with total area sold of 119,640 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$204.3 million, or US$198.2 million net of business tax, relative to the total estimated cost of US$137.9 million, generating a gross margin of 30.4%.

Jinan Royal Palace

As of June 30, 2018, the carrying value of this project was US$297.1 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$469.4 million relative to total estimated cost of US$564.6 million. In the period ended June 30, 2018, we had contract sales of US$122.1 million with area sold of 49,919 square meters at an average selling price of US$2,446 per square meter. Sales for this project began in June 2014 and cumulative contract sales through June 30, 2018 were US$575.1 million with total area sold of 399,863 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$654.1 million, or US$642.2 million net of business tax, relative to the total estimated cost of US$564.6 million, generating a gross margin of 12.1%.

Xingyang Splendid II

As of June 30, 2018, the carrying value of this project was US$37.0 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$71.8 million relative to total estimated cost of US$94.2 million. In the period ended June 30, 2018, we had contract sales of US$0.4 million with area sold of 317 square meters at an average selling price of US$1,353 per square meter. Sales for this project began in December 2014 and cumulative contract sales through June 30, 2018 were US$77.3 million with total area sold of 81,726 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$141.5 million, or US$140.3 million net of business tax, relative to the total estimated cost of US$94.2 million, generating a gross margin of 32.9%.

Henan Xin Central I

As of June 30, 2018, the carrying value of this project was US$44.5 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$231.8 million relative to total estimated cost of US$248.6 million. In the period ended June 30, 2018, we had contract sales of US$5.7 million with area sold of 5,657 square meters at an average selling price of US$1,001 per square meter. Sales for this project began in July 2015 and cumulative contract sales through June 30, 2018 were US$327.4 million with total area sold of 252,065 square meters.

22

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$366.2 million, or US$358.4 million net of business tax, relative to the total estimated cost of US$248.6 million, generating a gross margin of 30.7%.

Zhengzhou Xindo Park

As of June 30, 2018, the carrying value of this project was US$41.2 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$113.6 million relative to total estimated cost of US$130.0 million. In the period ended June 30, 2018, we had contract sales of US$0.6 million with area sold of 1,128 square meters at an average selling price of US$494 per square meter. Sales for this project began in April 2015 and cumulative contract sales through June 30, 2018 were US$154.0 million with total area sold of 127,860 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$199.1 million, or US$196.3 million net of business tax, relative to the total estimated cost of US$130.0 million, generating a gross margin of 33.8%.

Tianjin Spring Royal Palace I

As of June 30, 2018, the carrying value of this project was US$85.0 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$126.0 million relative to total estimated cost of US$167.0 million. In the period ended June 30, 2018, we had contract sales of US$3.3 million with area sold of 1,290 square meters at an average selling price of US$2,524 per square meter. Sales for this project began in October 2015 and cumulative contract sales through June 30, 2018 were US$172.7 million with total area sold of 130,932 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$221.5 million, or US$218.7 million net of business tax, relative to the total estimated cost of US$167.0 million, generating a gross margin of 23.6%.

Zhengzhou Fancy City I

As of June 30, 2018, the carrying value of this project was US$21.1 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$154.5 million relative to total estimated cost of US$172.0 million. In the period ended June 30, 2018, we had contract sales of US$3.2 million with area sold of 1,595 square meters at an average selling price of US$1,977 per square meter. Sales for this project began in October 2015 and cumulative contract sales through June 30, 2018 were US$217.6 million with total area sold of 159,881 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$240.4 million, or US$234.3 million net of business tax, relative to the total estimated cost of US$172.0 million, generating a gross margin of 26.6%.

Zhengzhou Fancy City II (South)

As of June 30, 2018, the carrying value of this project was US$84.9 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$85.0 million relative to total estimated cost of US$96.7 million. In the period ended June 30, 2018, we had contract sales of US$8.7 million with area sold of 3,431 square meters at an average selling price of US$2,528 per square meter. Sales for this project began in June 2016 and cumulative contract sales through June 30, 2018 were US$146.5 million with total area sold of 81,495 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$147.3 million, or US$146.4 million net of business tax, relative to the total estimated cost of US$96.7 million, generating a gross margin of 34.0%.

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Kunshan Xindo Park

As of June 30, 2018, the carrying value of this project was US$89.9 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$150.4 million relative to total estimated cost of US$166.9 million. In the period ended June 30, 2018, we had contract sales of US$23.9 million with area sold of 9,604 square meters at an average selling price of US$2,491 per square meter. Sales for this project began in July 2016 and cumulative contract sales through June 30, 2018 were US$258.3 million with total area sold of 80,408 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$280.4 million, or US$278.7 million net of business tax, relative to the total estimated cost of US$166.9 million, generating a gross margin of 40.1%.

Zhengzhou International New City I

As of June 30, 2018, the carrying value of this project was US$263.3 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$272.6 million relative to total estimated cost of US$446.0 million. In the period ended June 30, 2018, we had contract sales of US$56.6 million with area sold of 8,408 square meters at an average selling price of US$6,726 per square meter. Sales for this project began in September 2016 and cumulative contract sales through June 30, 2018 were US$615.5 million with total area sold of 335,921 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$651.6 million, or US$647.7 million net of business tax, relative to the total estimated cost of US$446.0 million, generating a gross margin of 31.1%.

Henan Xin Central II

As of June 30, 2018, the carrying value of this project was US$86.0 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$89.8 million relative to total estimated cost of US$121.9 million. In the period ended June 30, 2018, we had contract sales of US$26.4 million with area sold of 13,987 square meters at an average selling price of US$1,885 per square meter. Sales for this project began in October 2016 and cumulative contract sales through June 30, 2018 were US$172.1 million with total area sold of 103,599 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$183.4 million, or US$182.3 million net of business tax, relative to the total estimated cost of US$121.9 million, generating a gross margin of 33.1%.

Xingyang Splendid III

As of June 30, 2018, the carrying value of this project was US$54.2 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$51.9 million relative to total estimated cost of US$90.2 million. In the period ended June 30, 2018, we had contract sales of US$35.3 million with area sold of 30,221 square meters at an average selling price of US$1,168 per square meter. Sales for this project began in July 2017 and cumulative contract sales through June 30, 2018 were US$128.4 million with total area sold of 112,046 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$127.0 million, or US$126.2 million net of business tax, relative to the total estimated cost of US$90.2 million, generating a gross margin of 28.6%.

Zhengzhou Fancy City II (North)

As of June 30, 2018, the carrying value of this project was US$62.0 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$53.0 million relative to total estimated cost of US$136.6 million. In the period ended June 30, 2018, we had contract sales of US$57.8 million with area sold of 45,921 square meters at an average selling price of US$1,258 per square meter. Sales for this project began in July 2017 and cumulative contract sales through June 30, 2018 were US$116.7 million with total area sold of 77,179 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$159.6 million, or US$158.6 million net of business tax, relative to the total estimated cost of US$136.6 million, generating a gross margin of 13.9%.

Changsha Mulian Royal Palace

As of June 30, 2018, the carrying value of this project was US$101.7 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$76.0 million relative to total estimated cost of US$116.2 million. In the period ended June 30, 2018, we had contract sales of US$51.9 million with area sold of 31,431 square meters at an average selling price of US$1,651 per square meter. Sales for this project began in July 2017 and cumulative contract sales through June 30, 2018 were US$154.1 million with total area sold of 85,729 square meters.

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We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$154.2 million, or US$153.3 million net of business tax, relative to the total estimated cost of US$116.2 million, generating a gross margin of 24.2%.

Zhengzhou International New City II

As of June 30, 2018, the carrying value of this project was US$157.4 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$163.8 million relative to total estimated cost of US$245.5 million. In the period ended June 30, 2018, we had contract sales of US$37.8 million with area sold of 13,472 square meters at an average selling price of US$2,805 per square meter. Sales for this project began in August 2017 and cumulative contract sales through June 30, 2018 were US$352.3 million with total area sold of 159,211 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$364.1 million, or US$361.9 million net of business tax, relative to the total estimated cost of US$245.5 million, generating a gross margin of 32.2%.

Zhengzhou International New City III A

As of June 30, 2018, the carrying value of this project was US$79.7 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$79.9 million relative to total estimated cost of US$170.2 million. In the period ended June 30, 2018, we had contract sales of US$46.8 million with area sold of 21,829 square meters at an average selling price of US$2,145 per square meter. Sales for this project began in July 2017 and cumulative contract sales through June 30, 2018 were US$209.7 million with total area sold of 95,379 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$191.9 million, or US$190.8 million net of business tax, relative to the total estimated cost of US$170.2 million, generating a gross margin of 10.8%.

Tianjin Spring Royal Palace II

As of June 30, 2018, the carrying value of this project was US$40.8 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$53.4 million relative to total estimated cost of US$151.2 million. Sales for this project began in January 2018. In the period ended June 30, 2018, we had contract sales of US$31.0 million with area sold of 14,121 square meters at an average selling price of US$2,197 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$279.0 million, or US$277.3 million net of business tax, relative to the total estimated cost of US$151.2 million, generating a gross margin of 45.5%.

Zhengzhou International New City III B

As of June 30, 2018, the carrying value of this project was US$44.2 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$84.4 million relative to total estimated cost of US$185.6 million. Sales for this project began in April 2018. In the period ended June 30, 2018, we had contract sales of US$112.8 million with area sold of 51,330 square meters at an average selling price of US$2,198 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$244.8 million, or US$243.3 million net of business tax, relative to the total estimated cost of US$185.6 million, generating a gross margin of 23.7%.

Zhengzhou International New City III D

As of June 30, 2018, the carrying value of this project was US$13.5 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$39.7 million relative to total estimated cost of US$80.8 million. Sales for this project began in June 2018. In the period ended June 30, 2018, we had contract sales of US$66.5 million with area sold of 29,644 square meters at an average selling price of US$2,243 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$104.0 million, or US$103.3 million net of business tax, relative to the total estimated cost of US$83.3 million, generating a gross margin of 20.4%.

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Zhengzhou Hangmei International Wisdom City I

As of June 30, 2018, the carrying value of this project was US$51.9 million, net of profit recognized and progress billings. As of June 30, 2018 the cumulative cost incurred on the project was US$13.8 million relative to total estimated cost of US$46.7 million. Sales for this project began in May 2018. In the period ended June 30, 2018, we had contract sales of US$18.3 million with area sold of 16,151 square meters at an average selling price of US$1,130 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$65.8 million, or US$65.4 million net of business tax, relative to the total estimated cost of US$46.7 million, generating a gross margin of 28.6%.

Critical Accounting Policies

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements and other financial information, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements and other financial information.

Revenue recognition

Before 2018, we applied either of two different methods for revenue recognition, full accrual method and percentage-of-completion method, depending on the expected construction period and timing of collection of sales prices.

Full accrual method

Revenue from sales of development properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Revenue from the sale of properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to the property is transferred to the buyer. A sale is considered to be consummated when (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which we are responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Percentage of completion method

Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage.

•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

•	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

•	Sales prices are collectible.

•	Aggregate sales proceeds and costs can be reasonably estimated.

If criteria of the revenue recognition is not met, proceeds are accounted for as customer deposits until the criteria are met.

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In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASC 606"), which supersedes most of the revenue recognition requirements in "Revenue Recognition (Topic 605)" ("Topic 605"). The Company adopted ASC 606 on January 1, 2018 using the modified retrospective approach, applying the adoption only to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption. The Company is in process of implementing changes to our systems, processes and internal controls to meet the standard’s reporting and disclosure requirements. As a result, the Group changed our accounting policy for revenue recognition as detailed below.

A significant portion of the Company’s revenue is derived from real estate sales of development properties in the PRC, with revenue recognized using the percentage-of-completion (“POC”) method in previous year. Under the new standard, to recognize revenue over time similar to the POC method, contractual provisions need to provide the Company with an enforceable right to payment. Historically, the Company’s contracts did not include an enforceable right to payment. For all contracts executed starting from January 1, 2018, the Company modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, the Company recognizes revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. For those contracts that did not include enforceable right to payment terms, the revenue was not recognized until title is transferred, similar to the full accrual method.

The Group offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. The Group provides longer payment terms to particular home buyers after applying strict credit requirements based on the Group’s credit policy. Under the seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments over one year. These contracts require a minimum down payment upon the contract execution date, followed by subsequent installment payments and a final payment upon delivery of the unit.

Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the POC method. As a result, we reversed contracted sales amounts of nil related to sales contracts of nil apartments when determining revenue to be recognized under the over time method in the period ended June 30, 2018.

Under the over time method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate properties under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under contract liabilities.

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Any losses occurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Income taxes

We account for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or that future utilization is uncertain. We assess the need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of our reportable operating segments is organized in a separate tax reporting unit in a single tax jurisdiction.

Interest and penalties arising from underpayment of income taxes is recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, Income Tax (“ASC 740-10”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the consolidated financial statements as other expenses.

In accordance with the provisions of ASC 740-10, we recognize in our consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regards to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Please see the more detailed discussion in Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Share-based compensation

Under ASC 718, Compensation-Stock Compensation, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. We have a policy of using newly issued shares in the existing pool to satisfy any future exercise of share options and shares repurchased and held by a third party trustee to satisfy the restricted shares granted under our 2014 Restricted Stock Unit plan.

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

Real estate properties development completed and under development

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. We lease the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate properties development completed, under development and held for sale are stated at the lower of carrying amounts or fair value less selling costs.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

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Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by us, costs in excess of the related fair value of the amenities are also treated as common costs. Results of operations of amenities retained by us are included in current operating results.

In accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), real estate property development completed, under development and held for sale are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between pre-sale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by us, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risk associated with the assets and related estimated cash flows. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

For the years ended December 31, 2017 and June 30, 2018, we did not recognize any impairment for real estate properties completed and under development.

Real estate properties held for lease, net

Real estate properties held for lease are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the real estate properties held for lease are 20-60 years.

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease are capitalized.

In accordance with ASC 360, “Property, Plant and Equipment,” real estate properties held for lease is subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

For the years ended December 31, 2017 and June 30, 2018, we did not recognize any impairment for real estate properties held for lease.

Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2018, real estate development projects (Chengdu Thriving Family, Changsha Xinyuan Splendid, Sanya Yazhou Bay No.1, Tianjin Spring Royal Palace I), which recognized gross profits in 2017, had changes in their estimated gross profit margins. As these projects moved closer to completion during 2018, the Company adjusted its prior estimates related to selling prices and development costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share decreased by US$10.6 million, US$8.0 million, US$0.06 per share, and US$0.06per share, respectively, for the six months ended June 30, 2018.

Impact of adoption of ASC 606

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606)(“ASU No. 2014-09”). Subsequent to the issuance of ASU 2014-09, the FASB has issued several ASUs such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients among others. These ASUs have the same effective date as ASU 2014-09. All guidance is collectively referred to as ASC 606, which supersedes ASC 605, Revenue Recognition.

ASC 606 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASC 606 also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, ASC 606 requires extensive disclosures.

The Group adopted ASC 606 on January 1, 2018 using the modified retrospective approach, applying the adoption only to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

The effect of adopting ASC 606 as at January 1, 2018 was, as follows:

		As of January 1, 2018
		US$’000(Unaudited)
	Reference	As previously reported	Effects of the adoption of ASC606	Restated
		US$’000	US$’000	US$’000
Consolidated balance sheet(extract)
Real estate properties development completed	(a)	840,393	35,132	875,525
Real estate properties under development	(a)	1,996,001	1,176,120	3,172,121
Accounts receivable	(a),(b)	100,553	(88,518)	12,035
Contract assets	(c)	-	15,576	15,576
Other deposit and prepayment	(a)	272,022	24,453	296,475
Deferred tax assets	(d)	82,006	68,159	150,165
Other payables and accrued liabilities	(a)	300,118	830	300,948
Customer deposits	(a)	438,342	1,602,044	2,040,386
Deferred tax liabilities	(d)	164,204	(36,064)	128,140
Income tax payable	(a)	169,839	(18,495)	151,344
Retained earnings	(a),(b),(c),(d)	382,124	(271,046)	111,078
Accumulated other comprehensive income	(a),(b),(c),(d)	29,226	(9,198)	20,028
Non-controlling interest	(Note 15)	64,441	(37,149)	27,292

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Set out below, are the amounts by which each financial statement line item is affected as of and for the six months ended June 30,2018 as a result of the adoption of ASC 606. The adoption of ASC 606 did not have a material impact to the Group’s operating, investing and financing cash flows. The first column shows what the amounts would have been had ASC 606 not been adopted and the third column shows amounts prepared under ASC 606 with effects of the adoption of ASC 606 as stated in the second column:

		As of June 30, 2018
		US$’000(Unaudited)
	Reference	Amounts without the adoption of ASC606	Effects of the adoption of ASC606	Amounts as reported
Condensed consolidated balance sheets (extract)
Real estate properties development completed	(a)	546,970	163,534	710,504
Real estate properties under development	(a)	2,328,697	1,366,120	3,694,817
Accounts receivable	(a),(b)	54,762	(17,254)	37,508
Contract assets	(c)	-	16,990	16,990
Other deposits and prepayments	(a)	142,501	26,604	169,105
Deferred tax assets	(d)	140,899	1,873	142,772
Customer deposits	(a)	654,703	1,984,801	2,639,504
Other payable and accrued liabilities	(a)	266,040	507	266,547
Deferred tax liabilities	(d)	241,199	(99,795)	141,404
Income tax payable	(a)	130,764	(15,886)	114,878
Non-controlling interest	(Note 15)	54,915	(36,261)	18,654
Retained earnings	(a),(b),(c),(d)	350,443	(269,824)	80,619
Accumulated other comprehensive income	(a),(b),(c),(d)	13,925	(5,675)	8,250

Condensed consolidated statement of comprehensive income (extract)
Revenue	(a),(b)	892,075	(362,146)	529,929
Cost of revenue	(a)	(745,253)	363,407	(381,846)
Selling and distribution expenses	(c)	(27,980)	1,671	(26,309)
Income taxes	(d)	(25,919)	(1,268)	(27,187)
Net loss		(23,681)	1,664	(22,017)
Net loss attributable to non-controlling interest	(Note 15)	5,263	(442)	4,821
Net loss attributable to Xinyuan Real Estate Co., Ltd. Shareholders		(18,418)	1,222	(17,196)

The nature of the adjustments as at January 1, 2018 and the reasons for the significant changes in the condensed consolidated balance sheet as of June 30, 2018 and the condensed consolidated statement of comprehensive income for the six months ended June 30, 2018 are described below:

(a) Real estate sales

A significant portion of the Group’s revenue is derived from real estate sales of development properties in the PRC. Prior to the adoption of ASC 606, the Group recognizes revenue using the percentage-of-completion ("POC”) method on the sale of individual units when (i) construction is beyond a preliminary stage; and (ii) the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit; and (iii) sufficient units have already been sold to assure that the entire property will not revert to rental property; and (iv) sales prices are collectible; and (iv) aggregate sales proceeds and costs can be reasonably estimated. Under ASC 606, to recognize revenue over time similar to the POC method, contractual provisions need to provide the Group with an enforceable right to payment. Historically, the Group’s contracts did not include an enforceable right to payment. For all contracts executed starting from January 1, 2018, the Group modified certain terms to establish an enforceable right to payment for performance completed to date, including a reasonable profit. Under ASC 606, the Group recognizes revenue on an “over time” basis prospectively for these new contracts by using cost inputs to measure progress towards the completion of the performance obligation. Upon adoption of ASC 606, for those contracts that did not include enforceable right to payment terms, revenue is recognized at a point in time when title to the property is transferred to the buyer. Therefore, real estate properties development completed and real estate properties under development increased by US$35.1 million and US$1,176.1 million, respectively, accounts receivable decreased by US$91.1 million, other deposit and prepayment increased by US$24.5 million, other payables and accrued liabilities increased by US$0.8 million, customer deposits increased by US$1,602.0 million, income tax payable decreased by US$18.5 million, accumulated other comprehensive income decreased by US$10.9 million and retained earnings decreased by US$320.2 million as of January 1, 2018.

As of June 30, 2018, ASC 606 increased real estate properties development completed and real estate properties under development by US$163.5 million and US$1,366.1 million, respectively, decreased accounts receivable by US$23.7 million, increased other deposits and prepayments by US$26.6 million, increased other payable and accrued liabilities by US$0.5 million, increased customer deposits by US$1,984.8 million, decreased income tax payable by US$15.9million, decreased accumulated other comprehensive income by US$7.0 million, decreased revenue by US$366.1 million, decreased cost of revenue by US$363.4 million and decreased retained earnings by US$322.9 million.

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For real estate sales of development properties in the U.S., under ASC 605 and 606, revenue was recognized at a point in time upon meeting relevant revenue recognition criteria, which is generally when title to the property is transferred to the buyer.

(b)Real estate management services income

In light of ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, the Group reassessed its exposure to credit risk for the services that will be transferred to the customer, specifically, evaluating the customer’s ability and intention to pay the contract consideration when it is due. As a result of this evaluation, the Group will recognize revenue in the amount to which the Group has a right to invoice and corresponds directly with the value of performance completed. Upon adoption of ASC 606, the Group increased accounts receivable, accumulated other comprehensive income and retained earnings by US$2.6 million, US$0.1 million and US$1.9 million, respectively, as of January 1, 2018.

As of June 30, 2018, ASC 606 increased accounts receivable, accumulated other comprehensive income, revenue and retained earnings by US$6.4 million, US$0.1 million US$4.0 million and US$5.9 million, respectively.

(c)Incremental cost to obtain a contract

The Group pays sales commission to its real estate sales agencies for each real estate sales contract. Prior to the adoption of ASC 606, the Group immediately expensed sales commissions (included under selling and distribution expense) when incurred. Under ASC 606, the Group assessed that sales commission to its real estate sales agencies qualified as an incremental cost of obtaining a contract with customer. Therefore, upon adoption of ASC 606, the Group increased contract assets, accumulated other comprehensive income and retained earnings by US$15.6 million, US$0.4 million and US$11.3 million, respectively, as of 1 January 2018.

As of June 30, 2018, ASC 606 increased contract assets, accumulated other comprehensive income and retained earnings by US$17.0 million, US$0.2 million and US$13.0 million, respectively, and decreased selling and distribution expenses by US$1.7 million.

(d)Income taxes

The tax effects of the adjustments at the applicable statutory tax rates were also reflected. Upon adoption of ASC 606, the Group increased deferred tax assets by US$68.2 million, decreased deferred tax liabilities by US$36.1 million, increased accumulated other comprehensive income by US$3.4 million and increased retained earnings by US$100.9 million as of 1 January 2018. And the Group increased deferred tax assets by US$1.9 million, decreased deferred tax liabilities by US$99.8 million, increased income taxes by US$1.3 million, increased accumulated other comprehensive income by US$0.1 million and increased retained earnings by US$100.3 million as of June 30, 2018.

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Recently Issued Accounting Pronouncements

Please see the more detailed discussion in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this filing.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land and land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition. As a result of our activities in the U.S. market, we also require adequate U.S. dollar financing for our U.S. operations, primarily through back-to-back loan arrangements with our subsidiaries (which is subject to foreign exchange rate fluctuation and regulatory risk).

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of June 30, 2018, approximately US$384.3 million, or 26.5% of our total cash balance reserve, were restricted cash.

In 2014, we entered into one framework cooperation agreement with a local government and paid advances in the aggregate amount of US$209.2 million. These advances have been or will be deducted from land cost if we succeed in auction bids. A total US$131.5 million of advance payments related to land parcels we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In 2015, we acquired six parcels in Zhengzhou City and Tianjin City for aggregate land costs of approximately US$232.9 million. In 2016, we acquired six parcels in Zhengzhou City for aggregate land costs of approximately US$210.0 million. In 2017, we acquired ten parcels of land in Zhengzhou for aggregate land costs of approximately US$262.7 million. In the six months ended June 30, 2018, we acquired five parcels in Zhengzhou City for aggregate land costs of approximately US$262.1 million.

From 2013, we started to acquire parcels of land by acquisitions of the equity interests of companies holding land. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million and US$149.4 million, respectively. In 2015, we acquired one parcel in Jinan City through the acquisition of one company for consideration of US$16.2 million. In 2016, we acquired three parcels in Beijing, Kunshan and Changsha through the acquisition of three companies for total consideration of US$159.5 million. In 2017, we acquired seven parcels in Zhengzhou, Xi’an, Zhuhai, Suzhou, Kunshan and Changsha through the acquisition of seven companies for total consideration of US$598.2 million. In the six months ended June 30, 2018, we acquired three parcels in Wuhan City, Suzhou City, and Zhengzhou City through the acquisitions of three companies for aggregate land costs of approximately US$147.8 million.

We have and will continue to closely monitor our cash flow position to support our operations. We believe we manage land acquisition activities in a rational manner to control land expenditure and achieve reasonable profit of each project investment. We also closely monitor collection of accounts receivable, and obtain funds through a variety of both domestic and overseas financing activities to provide a solid cash flow position for sustainable development.

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Cash Flows

	Six Months Ended June 30,
	2017	2018
	(US$ in thousands)
Net cash used in operating activities	(129,744)	(229,549)
Net cash used in investing activities	(11,295)	(13,304)
Net cash provided by financing activities	488,104	261,904
Net increase in cash and cash equivalents	347,065	19,051
Effect of exchange rate changes on cash and cash equivalents	21,318	(28,824)
Cash and cash equivalents at beginning of period	906,743	1,461,227
Cash and cash equivalents at end of period	1,275,126	1,451,454

Operating Activities

Net cash used in operating activities was US$229.5 million for the six months ended June 30, 2018, primarily attributable to an increase in customer deposits of US$2,292.6 million, an increase in real estate properties under development of US$1,860.8 million, a decrease in accounts payable of US$198.8 million, an increase in deposits for land use right of US$327.7 million, and the purchase of trading securities of US$97.5 million, a decrease in real estate properties development completed of US$126.9 million, an increase in other assets of US$128.2 million and a decrease in deferred expense of US$110.5 million.

Net cash used in operating activities was US$129.7 million for the six months ended June 30, 2017, primarily attributable to an increase in real estate properties under development of US$191.0 million, an increase in real estate properties held for lease of US$31.0 million, a decrease in accounts payable of US$53.6 million, an increase in deposits for land use right of US$25.9 million, and the purchase of trading securities of US$583.5 million, partially offset by US$28.2 million in net income , the proceeds from disposal of trading securities of US$577.9 million, a decrease in real estate properties development completed of US$87.4 million, a decrease in other deposits and prepayments of US$44.9 million and an increase in other payables and accrued liabilities of US$40.8 million.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. As of June 30, 2017 and June 30, 2018, we recorded current liabilities consisting of customer deposits of US$173.3 million and US$2,639.5 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$13.3 million in the six months ended June 30, 2018, and was mainly attributable to the purchase of property and equipment of US$2.9 million, the acquisition of long-term investment of US$169.4 million and proceeds from returns of capital of US$158.6 million.

Net cash used in investing activities was US$11.3 million in the six months ended June 30, 2017, and was mainly attributable to the purchase of property and equipment of US$2.7 million and the acquisition of other long-term investment of US$8.8 million.

Financing Activities

Net cash provided by financing activities was US$261.9 million in the six months ended June 30, 2018, and was primarily attributable to the proceeds from short-term, long-term bank loans and short-term, long-term other debt in the aggregate of US$818.6 million, capital injection from non-controlling interest of US$31.6 million, partially offset by repayment of short-term and long-term bank loans and short-term, long-term other debt in the aggregate of US$509.5 million and distribution to non-controlling interests of US$35.8 million.

Net cash provided by financing activities was US$488.1 million in the six months ended June 30, 2017, and was primarily attributable to the proceeds from short-term, long-term bank loans and short-term, long-term other debt in the aggregate of US$967.9 million, partially offset by repayment of short-term and long-term bank loans and short-term, long-term other debt in the aggregate of US$440.5 million, purchase of treasury shares of US$11.9 million and dividend distributions of US$13.7 million.

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Bank Borrowings and other debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2017 and June 30, 2018, respectively, were as follows.

	As of December 31, 2017	As of June 30, 2018
	US$	US$
Short-term bank loans and other debt	247,758,295	167,337,897
Long-term bank loans	11,018,946	297,524,408
Other long-term debt	1,404,814,439	1,430,226,294
Current portion of long-term bank loan and other debt	1,648,233,254	1,690,378,817

Total	3,311,824,934	3,585,467,416

As of December 31, 2017, and June 30, 2018, the weighted average interest rate on our short-term bank loans was 7.67% and 6.55%, respectively. As of June 30, 2018, US$105.5 million of the short-term bank loans were denominated in Renminbi and are secured by associated land use rights, real estate under development, real estate properties held for lease, obligatory rights of account receivable, and real estate properties completed. The remaining US$61.9 million was denominated in U.S. dollars and are secured by an equivalent amount of RMB bank deposits.

As of December 31, 2017, and June 30, 2018, the weighted average interest rate on our long-term bank loans, including their current portion, was 5.43% and 6.48%, respectively. As of June 30, 2018, US$724.3 million of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development, real estate properties held for lease, obligatory rights of account receivable, real estate properties completed and restricted cash. The remaining US$51.6 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the Ministry of Housing and Urban Rural Development and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%. These internal capital ratio requirements have limited the amount of bank financing that property developers, including us, are able to obtain.

Senior Secured Notes

Our obligations under the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes and the March 2020 Senior Secured Notes, the indenture governing the August 2019 Senior Secured Notes (the “August 2019 Indenture”), the indenture governing the February 2021 Senior Secured Notes (the “February 2021 Indenture”), the indenture governing the November 2020 Senior Secured Notes (the “November 2020 Indenture”) and the indenture governing the March 2020 Senior Secured Notes (the “March 2020 Indenture”) have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other of our future subsidiaries in accordance with the terms of the applicable Indenture. Our obligations under the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes, the March 2020 Senior Secured Notes, the August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture and the March 2020 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd. During the period the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes were outstanding, we had similar obligations under the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the indenture governing the May 2018 Senior Secured Notes (the “May 2018 Indenture”) and the indenture governing the June 2019 Senior Secured Notes (the “June 2019 Indenture”).

In February 2015, pursuant to a consent solicitation to the holders of the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes, we amended the May 2018 Indenture and the June 2019 Indenture to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include amendments that allow us to: (i) incur additional Indebtedness (as defined in the Indentures) in furtherance of our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures.

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In February 2016, through a consent solicitation to the holders of the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes, we amended the May 2018 Indenture and the June 2019 Indenture to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amend the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amend the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amend the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amend the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) remove the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures.

The August 2019 Indenture, the February 2021 Indenture, the November 2020 Indenture and the March 2020 Indenture continue to contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes or the March 2020 Senior Secured Notes, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.50 to 1.0, 2.0 to 1.0, 2.0 to 1.0, and 2.0 to 1.0, respectively. Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes or the March 2020 Senior Secured Notes, as applicable, obtain and retain an investment grade rating.

Additional information regarding the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, the August 2019 Senior Secured Notes, the February 2021 Senior Secured Notes, the November 2020 Senior Secured Notes and March 2020 Senior Secured Notes is set forth below.

May 2018 Senior Secured Notes

The May 2018 Senior Secured Notes bore interest at 13.25% per annum payable semi-annually. Interest was payable on May 3 and November 3 of each year, commencing November 3, 2013. The final maturity date of the May 2018 Senior Secured Notes was May 3, 2018.

On October 18, 2016, we redeemed an aggregate principal amount of US$183,000,000 of all outstanding May 2018 Senior Secured Notes at the redemption price equal to 106.625% of the principal amount thereof, being US$195,123,750, plus accrued and unpaid interest of US$11,113,590 to October 18, 2016. The total redemption price paid by the Company on October 18, 2016 was US$206,237,340. The Company funded the redemption using the proceeds from the offering of its August 2019 Senior Secured Notes.

June 2019 Senior Secured Notes

The June 2019 Senior Secured Notes bore interest at 13% per annum payable semi-annually. Interest was payable on June 6 and December 6 of each year, commencing June 6, 2014. The final maturity date of the June 2019 Senior Secured Notes was June 6, 2019.

On July 10, 2017, we redeemed an aggregate principal amount of US$200,000,000 of all outstanding June 2019 Senior Secured Notes at the redemption price equal to 106.5% of the principal amount thereof, being US$213,000,000, plus accrued and unpaid interest of US$2,456,000 to July 10, 2017. The total redemption price paid by the Company on July 10, 2017 was US$215,456,000. The Company funded the redemption using the proceeds from the offering of its February 2021 Senior Secured Notes.

August 2019 Senior Secured Notes

On August 30, 2016, we issued an aggregate principal amount of US$300,000,000 of the August 2019 Senior Secured Notes. The August 2019 Senior Secured Notes bear interest at 8.125% per annum payable semi-annually. Interest will be payable on February 28 and August 30 of each year, commencing February 28, 2017. The August 2019 Senior Secured Notes have a three year term maturing on August 30, 2019.

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At any time prior to August 30, 2019, we may at our option redeem the August 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the August 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any August 2019 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such August 2019 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such August 2019 Senior Secured Note, plus all required remaining scheduled interest payments due on such August 2019 Senior Secured Note through the maturity date of the August 2019 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the August 2019 Indenture) plus 100 basis points, over (B) the principal amount of such August 2019 Senior Secured Note on such redemption date.

At any time prior to August 30, 2019, we may redeem up to 35% of the aggregate principal amount of the August 2019 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.125% of the principal amount of the August 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the August 2019 Senior Secured Notes issued on August 30, 2016 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding August 2019 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the August 2019 Indenture) and specified decline in the ratings of the August 2019 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

February 2021 Senior Secured Notes

On February 28, 2017, we issued an aggregate principal amount of US$300,000,000 of the February 2021 Senior Secured Notes. The February 2021 Senior Secured Notes bear interest at 7.75% per annum payable semi-annually. Interest will be payable on February 28 and August 28 of each year, commencing August 28, 2017. The February 2021 Senior Secured Notes have a four year term maturing on February 28, 2021.

At any time prior to February 28, 2021, we may at our option redeem the February 2021 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the February 2021 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any February 2021 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such February 2021 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such February 2021 Senior Secured Note, plus all required remaining scheduled interest payments due on such February 2021 Senior Secured Note through the maturity date of the February 2021 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the February 2021 Indenture) plus 100 basis points, over (B) the principal amount of such February 2021 Senior Secured Note on such redemption date.

At any time prior to February 28, 2021, we may redeem up to 35% of the aggregate principal amount of the February 2021 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 107.75% of the principal amount of the February 2021 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the February 2021 Senior Secured Notes issued on February 28, 2017 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding February 2021 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the February 2021 Indenture) and specified decline in the ratings of the February 2021 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

November2020 Senior Secured Notes

On November 22, 2017 and December 1, 2017, we issued an aggregate principal amount of US$200,000,000 and US$100,000,000 of the November 2020 Senior Secured Notes, respectively. The November 2020 Senior Secured Notes bear interest at 8.875% per annum payable semi-annually. Interest will be payable on May 22 and November 22 of each year, commencing May 22, 2018. The November 2020 Senior Secured Notes have a three year term maturing on November 22, 2020.

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At any time prior to November 22, 2020, we may at our option redeem the November 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the November 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any November 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such November 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such November 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such November 2020 Senior Secured Note through the maturity date of the November 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the November 2020 Indenture) plus 100 basis points, over (B) the principal amount of such November 2020 Senior Secured Note on such redemption date.

At any time prior to November 22, 2020, we may redeem up to 35% of the aggregate principal amount of the November 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 108.875% of the principal amount of the November 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the November 2020 Senior Secured Notes issued on November 22, 2017 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding November 2020 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the November 2020 Indenture) and specified decline in the ratings of the November 2020 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

March 2020 Senior Secured Notes

On March 19, 2018, we issued an aggregate principal amount of US$200,000,000 of the March 2020 Senior Secured Notes. The March 2020 Senior Secured Notes bear interest at 9.875% per annum payable semi-annually. Interest will be payable on March 19 and September 19 of each year, commencing September 19, 2018. The March 2020 Senior Secured Notes have a two year term maturing on March 19, 2020.

At any time prior to March 19, 2020, we may at our option redeem the March 2020 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the March 2020 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any March 2020 Senior Secured Note at any redemption date, the greater of (i) 1.00% of the principal amount of such March 2020 Senior Secured Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such March 2020 Senior Secured Note, plus all required remaining scheduled interest payments due on such March 2020 Senior Secured Note through the maturity date of the March 2020 Senior Secured Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the March 2020 Indenture) plus 100 basis points, over (B) the principal amount of such March 2020 Senior Secured Note on such redemption date.

At any time prior to March 19, 2020, we may redeem up to 35% of the aggregate principal amount of the March 2020 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 109.875% of the principal amount of the March 2020 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the March 2020 Senior Secured Notes issued on March 19, 2018 remain outstanding after each such redemption.

Following any Change of Control (as defined in the March 2020 Indenture), we must make an offer to purchase all outstanding March 19 2020 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the March 2020 Indenture) and specified decline in the ratings of the March 2020 Senior Secured Notes within six months after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan China issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the “First Tranche Bonds”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2016. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 “Derivatives and Hedging.” The First Tranche Bonds were issued at par. On January 27, 2016, Xinyuan China issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan China issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually.

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Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. Upon the second anniversary on December 28, 2017, January 27, 2018 and March 14, 2018, the first, second and third tranche of the onshore corporate bonds, respectively, have been reclassified to current liabilities.

The bonds contain restrictions on certain business activities of Xinyuan China when in default on payment of interest or principal, including, among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions.

On August 15, 2016, Xinyuan China issued a new tranche of onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$216 million) due on August 15, 2019 (the “New Tranche”) at a coupon rate of 7.5% per annum payable annually. Interest is payable on August 15 of each year, commencing August 15, 2017.On April 7, 2017, Xinyuan China issued a new second tranche of onshore corporate bonds with an aggregate principal amount of RMB1.13 billion (US$173 million) due on April 7, 2020 (the “2017 Tranche”) at a coupon rate of 8.2% per annum payable annually. Interest is payable on April 7 of each year, commencing April 7, 2018. Upon the first anniversary of the issuance of the New Tranche and 2017 Tranche, respectively, Xinyuan China was entitled to adjust the applicable coupon rate and the holders had the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intended to adjust the interest rate. Therefore, the entire amount of the New Tranche and 2017 Tranche, respectively, has been classified as current liabilities for the periods presented. On August 15, 2017, Xinyuan China adjusted the annual interest rate of the New Tranche Bonds to 8.2% from 7.5%. The annual interest rate of the 2017 Tranche Bonds remained unchanged, at 8.2%. The Company didn’t repurchase any bonds.

Capital Expenditures

In the six months ended June 30, 2018, our capital expenditures were US$175.3 million, compared to US$13.5 million in the six months ended June 30, 2017. Our capital expenditures in the six months ended June 30, 2017 and June 30, 2018 were mainly used for capital contributions to other long-term investment, building improvements, purchase of vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of June 30, 2018, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$1,089.5 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this Report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to June 30, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As is customary in the property industry in China, we provide guarantees to commercial banks in respect of the mortgage loans they extend to our customers prior to the issuance of their property ownership certificates. These guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when we submit the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank. In our experience, the application for and issuance of the individual property ownership certificates typically takes 6 to 12 months, so the guarantee periods typically last for up to 6 to 12 months after we deliver the related property.

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As of June 30, 2018, we guaranteed mortgage loans in the aggregate outstanding amount of US$2,138.7 million.

We generally pre-sell properties prior to the completion of their construction. Sales contracts are executed during the pre-sales period and mortgages are generally executed within 30 days after the buyer signs the sales contract.

The pre-sales period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This “delivery period” will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. Typically, the government will provide certificates of ownership 6 to 12 months after being requested to record. Therefore, the total elapsed time between our receipt of mortgage proceeds and the buyer’s receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, our mortgage guarantees will exceed the real estate balances at any given point in time.

We paid US$0.5 million and US$0.4 million to satisfy guarantee obligations related to customer defaults for the six months ended June 30, 2017 and 2018, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our unaudited condensed consolidated financial statements.

Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our unaudited condensed consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

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F.	Tabular Disclosure of Contractual Obligations

As of June 30, 2018, our contractual obligations amounted to US$5,222.6 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
		less than			more than
	Total	1 year	1-3 years	3-5 years	5 years
	(US$ in thousand)
Long-term debt obligations:
long-term bank loans	297,524	—	162,712	85,089	49,723
interest on long-term bank loans(1)	84,826	22,529	33,408	9,532	19,357
Other long-term debt	1,430,226	—	1,398,910	22,626	8,690
interest on other long-term debt(2)	209,829	25,890	181,193	2,193	553
Current portion of long-term bank loan and other debt	1,690,379	1,690,379	—	—	—
interest on current portion of long-term bank loan and other debt(1)	218,733	218,733	—	—	—
Short-term debt obligations
short-term bank loans	167,338	167,338	—	—	—
interest on short-term debt obligations(3)	5,067	5,067	—	—	—
Operating lease obligations	13,018	6,686	5,225	893	214
Non-cancellable construction contact obligations	1,089,477	737,179	352,298	—	—
Capital lease obligations(4)	16,157	6,119	10,038	—	—
Total	5,222,574	2,879,920	2,143,784	120,333	78,537

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from1.10% plus 3 month LIBOR to 9.80% per annum, using the PBOC benchmark rate of 4.75% as of June 30, 2018.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 4.19% to 10.32% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 1.10% plus 3 month LIBOR to 11.50% per annum.

(4)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft, and in 2016, another one of our subsidiaries entered into a sale and leaseback agreement for shopping mall equipment, as described further below.

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried-out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are in a better position to manage some of our construction activities to coincide with the timing of expected pre-sales.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”), one of our subsidiaries, entered into a capital lease agreement with MinshengHongtai (Tianjin) Aviation Leasing Co., Ltd. (“Minsheng”) to lease an aircraft. Under the terms of the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of June 30, 2018, we are contractually committed to pay the amount of US$16.2 million. See Note 13 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

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During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes that bore interest at a rate of 13.25% per annum. On October 18, 2016, we redeemed the May 2018 Senior Secured Notes in full. On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares for aggregate proceeds to us of approximately US$106 million. The Convertible Note bore interest at a rate of 5% per annum. On November 21, 2014, we redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and loss on extinguishment of debt amounted to US$86.27 million. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes that bore interest at a rate of 13% per annum. On July 10, 2017, we redeemed the June 2019 Senior Secured Notes in full. On December 28, 2015, our subsidiary, Xinyuan China issued US$154 million aggregate principal amount of First Tranche Bonds that bear interest at a rate of 7.5% per annum. On January 27, 2016, Xinyuan China issued US$107 million aggregate principal amount of Second Tranche Bonds that bear interest at a rate of 7.47% per annum. On March 14, 2016, Xinyuan China issued US$77 million aggregate principal amount of Third Tranche Bonds that bear interest at a rate of 7.09% per annum. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company’s announcement of whether it intends to increase the interest rate. On August 15, 2016, Xinyuan China issued US$216 million (RMB1.5 billion) aggregate principal amount of the New Tranche of Onshore Corporate Bond that bear 7.5% per annum. Upon the first anniversary of the issuance of the New Tranche, Xinyuan China may adjust the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to adjust the interest rate. On August 30, 2016, we issued US$300 million aggregate principal amount of August 2019 Senior Secured Notes that bear interest at a rate of 8.125% per annum. On October 18, 2016, we redeemed an aggregate principal amount of US$183,000,000 of all outstanding May 2018 Senior Secured Notes at the redemption price equal to 106.625% of the principal amount thereof, being US$195,123,750, plus accrued and unpaid interest of US$11,113,590 to October 18, 2016. The total redemption price paid by the Company on October 18, 2016 was US$206,237,340. The Company funded the redemption using the proceeds from the offering of its August 2019 Senior Secured Notes. On February 28, 2017, we issued US$300 million aggregate principal amount of February 2021 Senior Secured Notes that bear interest at a rate of 7.75% per annum. On November 22, 2017 and December 1, 2017, we issued US$200 million and US$100 million aggregate principal amount November 2020 Senior Secured Notes, respectively, that bear interest at a rate of 8.875% per annum. On March 19, 2018, we issued US$200 million aggregate principal amount of March 2020 Senior Secured Notes that bear interest at a rate of 9.875% per annum.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and capital lease obligations that are due on various dates through March 31, 2019, US$300 million principal amount of our August 2019 Senior Secured Notes due in August 2019, US$300 million principal amount of our February 2021 Senior Secured Notes due in February 2021, US$300 million principal amount of our November 2020 Senior Secured Notes due in November 2020, US$200 million principal amount of our March 2020 Senior Secured Notes due in March 2020 and for Xinyuan China to satisfy its obligations under the First, Second, Third and the New Tranche Bonds.

Our ability to secure sufficient financing for land use rights acquisition and property development depends on internal cash flows in addition to a number of other factors that are not completely under our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers and the U.S. economy and recovery of the U.S. real estate markets.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may require additional cash due to changing business conditions or other future developments, including any decline in cash flow from operations or any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient to meet our contractual and financing obligations, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We cannot assure you that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.

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